November 18, 2022

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 108, LLC Amendment No. 3 to Offering Statement on Form 1-A Filed November 15, 2022 File No. 024-11812

Dear Sir or Madam:

On behalf of Masterworks 108, LLC (the “Company”), we submit this letter in response to the verbal comment of the staff of the Division of Corporation Finance (the “Staff”) on November 18, 2022 with respect to the Company’s offering statement on Form 1-A originally filed on February 24, 2022, as amended by Amendment No. 1 filed on May 16, 2022, Amendment No. 2 filed on October 20, 2022 and Amendment No. 3 filed on November 15, 2022 (together, the “Form 1-A”).

The Company provides the following response to the verbal comment provided by the Staff on November 18, 2022.

1.	Comment: For any specific Masterworks issuer that has sold a painting, please include the number of Class A shares issued in respect of Masterworks administrative services fees in any detailed net annualized return calculation included in an exhibit to Form 1-U for such issuer on a go-forward basis.

Response: In response to the Staff’s comment, each issuer will, going forward, include the requested information as part of any detailed net annualized return calculation included in an exhibit to Form 1-U.

We trust you shall deem the contents of this transmittal letter responsive to your comment. If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS 108, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Donald Field/U.S. Securities and Exchange Commission